Trombly Business Law 1320 Centre St., Suite 202, Newton Centre, MA 02459 Telephone (617) 243-0060 Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

May 8, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC 20549

Attn:	Mr. Larry Spirgel

Re:	CommercePlanet, Inc.
Registration Statement on Form SB-2
Filed on March 16, 2007
File No. 333-141375

Dear Mr. Spirgel:

I am securities counsel for CommercePlanet, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to Registration Statement on Form SB-2.

Amendment No. 2 to Registration Statement on Form SB-2 contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated March 28, 2007.

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.	We note your response to prior comment 1. Revise your Fee table to make clear that you are registering 5,587,500 shares, not 11,893,500 shares, for resale.

Response 1.	As discussed with the Staff, the Company has removed the Fee table from the filing.

The Transactions, page 6

Comment 2.
We note your response to prior comment 3 and are unable to agree. The disclosure in this section does not explain why the company entered into the registration rights agreement. The private securities transactions were between affiliates and third parties (not the company) and the company received no compensation for entering into the registration rights agreement, so it is not clear what consideration the company received for agreeing to register the securities for resale.

Trombly Business Law 1320 Centre St., Suite 202, Newton Centre, MA 02459 Telephone (617) 243-0060 Facsimile (617) 243-0066

Response 2.
The Company respectfully notifies the Staff that the Company received neither compensation nor consideration for entering into the registration rights agreement. The Company agreed to enter into the Registration Rights Agreement to facilitate the sale of securities to private investors because it believed the transaction would result in a more orderly disposition of these securities into the market. The Company has revised its disclosure in the “Transaction” section of the registration statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Comment 3.
Please remove Dutchess from the table beginning on page 37 since it is not longer a selling shareholder in the offering. However, if you choose to eliminate the narrative disclosure under “Financings” as it relates to Dutchess then the disclosure should be retained. Our comments requesting the tabular disclosure are intended to replace your lengthy narrative disclosure regarding past financings with more transparent tabular disclosure.

Response 3.
The Company has complied with the Staff’s comment by removing Dutchess from the table and retaining the narrative disclosure. The Company respectfully submits to the Staff that it is obligated to provide the material terms of each financing. The Company cannot provide the material terms in one line on a chart and would therefore have to include a lengthy footnote with that information. The Company respectfully believes reorganizing the disclosure in this way for only certain investors will be more confusing than retaining the narrative disclosure because investors may not understand why certain transactions are in a chart versus the tabular disclosure. As a result, the Company has determined to leave the narrative disclosure for all investors.

Comment 4.
We note your responses to prior comments 12 and 13 and reissue our prior comments in part. The tabular disclosure requested by prior comments 12 and 13 is intended to compare the amount of cash received by the company in your past debt financings with the amount of cash and securities paid to the investors. This disclosure is particularly relevant with respect to your December 18, 2005 restructuring where the company received no new proceeds but increased its debt obligations. The table should accurately reflect in one entry for Dutchess and eFund how much cash was received by the company in the financings and how much it repaid to each. We also note that in several instances notes were issued to your investors at a discount; however, the tabular disclosure reflects no discount and indicates that the monies received by the company equaled the amounts paid by the company. It also appears that in several instances warrants were issued in lieu of interest/principal payments. If true, the value of the warrants (the amount that they were in the money at the time of issuance) should be reflected as part of the payments made to the investor by the company. We also note that in many of the financings company shares were issued to the investor as an inducement to enter into the financing. These payments should be reflected in the table as payments made to the investors. In addition if any shares were issued to the investors at a discount to the market price then the disclosure requested in the second part of prior comment 13 should be presented.

Response 4.	The Company has complied with the Staff’s comment.

Trombly Business Law 1320 Centre St., Suite 202, Newton Centre, MA 02459 Telephone (617) 243-0060 Facsimile (617) 243-0066

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for CommercePlanet, Inc.

cc: CommercePlanet, Inc.